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PRESS RELEASE

                            CTG RESOURCES, INC. ANNOUNCES
                                STOCK REPURCHASE PLAN


HARTFORD, CONNECTICUT, OCTOBER 1, 1997 -- CTG Resources, Inc. (NYSE:CTG) announced that its Board of Directors approved a financial recapitalization plan designed to maximize shareholder value in the long-term and position CTG to compete more effectively as the energy industry is deregulated and becomes more competitive.

The recapitalization is based on the combination of a voluntary share repurchase program and a repositioning of the cash dividend. The short-term objective is to increase earnings per share and in the longer term provide increased internal cash flow which will be retained to grow the company.

The plan includes; (a) a tender offer (Offer) by The Energy Network, Inc. (TEN), a wholly-owned subsidiary of CTG, to purchase 1.8 million shares, or 17 percent, of CTG's outstanding common stock; and (b) a reduction in CTG's current quarterly dividend of $0.38 per share ($1.52 annually) to $0.25 per share ($1.00 annually).

The Offer, which commences October 2, 1997, will be effected through what is called a "Dutch auction" at a price of not less than $XX.00 nor more than $XX.00 per share. The approximate $50 million transaction will be financed by a combination of a term loan and revolving bank debt. All Shareholders who elect to sell will receive the same price for their shares.

Victor Frauenhofer, Chairman and Chief Executive Officer, in his letter to shareholders, said "We believe that the time has come to move faster in the unregulated arena, which creates a need for greater financial flexibility. We propose to achieve that flexibility by reducing the number of shares outstanding and lowering CTG's dividend which in turn will increase the amount of internally-generated cash flow that is retained for reinvestment by CTG." We currently derive approximately 20% of our earnings from unregulated activities. This places us at the leading edge among local natural gas distribution companies." He continued "This strategy should over time produce growth in earnings and a commensurate increase in the market value of our stock and in time we believe this will result in a greater total overall return for our shareholders."


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CTG is adopting a financial strategy that is intended to maximize shareholder value and favorably position CTG in the current competitive environment. The strategy includes:

    (a) recapitalizing The Energy Network, Inc., its wholly-owned unregulated subsidiary, in a way that will better enable CTG to respond as the energy industry continues in a transition period between regulation and open competition;

    (b) reposition the cash dividend to a level comparable with growth-oriented companies through a reduction in CTG's current quarterly dividend of $0.38 per share ($1.52 annually) to $0.25 per share ($1.00 annually);

    (c) setting CTG's dividend target going forward at, on average, 50 to 55% of the earnings that are paid out to shareholders as cash dividends; and,

    (d) repurchasing shares from those shareholders who prefer a higher level of annual dividends rather than a strategy of seeking improved growth in earnings and market-price appreciation.

The Company is financially healthy and is recapitalizing itself to position the Company for future growth and to provide additional cash flow in a deregulated environment. It will allow CTG to retain a higher level of earnings and to make cash available to fund growth opportunities in both the regulated and unregulated operations. The Regulated Operations are strong and the Company will continue to strive to earn the maximum return allowed by the Connecticut Department of Public Utility Control. The Unregulated Operations have a very strong base with its District Heating and Cooling business and its investment in the Iroquois Pipeline.

In response to deregulation and the growing competition, earlier this year Connecticut Natural Gas Corporation (CNG) formed a holding company named CTG Resources, Inc. to better define and separate its regulated and unregulated businesses to better protect the regulated businesses and its customers from the risks associated with the unregulated businesses and ventures.



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There will be no impact on the ratepayers of CNG as this transaction is between
CTG and its wholly-owned subsidiary, The Energy Network, Inc. The regulated operations will continue to operate as they have previously and CNG's capital structure will be maintained at historical levels, that is, 50% debt and 50% equity. There will be no adjustment in rates or changes in the operations of the regulated entity CNG.

The Company has been advised by Standard & Poor's and Moody's that the regulated entity CNG debt ratings of A- and A3 respectively, will not be impacted by this transaction.

The offer will expire at 12:00 Midnight, Eastern Standard Time on Thursday, October 30, 1997, unless the Offer is extended by the Company.

The Dealer Manager for the Offer is PaineWebber, Incorporated. The Information Agent is D. F. King & Co., Inc. Copies of the Offer to Purchase and related materials, dated October 1, 1997, are being sent to all CTG shareholders. The terms of the offer and procedures for tendering are explained in detail in the materials.

No member of the Board of Directors nor the Officers of CTG and its wholly-owned subsidiaries intends to tender any shares during the offering period.

CTG Resources, Inc. is the holding company of Connecticut Natural Gas Corporation and The Energy Network, Inc. CTG is the largest transporter of natural gas in Connecticut and is engaged in a number of energy-related businesses under The Energy Network. CTG's home page on the Internet is www.ctgcorp.com.

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Statements contained in this Press Release regarding the future earnings prospects, growth in earnings per share, dividend growth and debt-to-capital ratio of CTG Resources, Inc. ("CTG") are not historical facts and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each of these items is dependent on the earnings of CTG. Some of the most important factors which will impact CTG's earnings, and could cause actual results to differ materially from those discussed in the forward looking statements, through its wholly-owned subsidiaries, Connecticut Natural Gas Corporation and The Energy Network, Inc. include, but are not limited to, fluctuations in customer growth and demand, weather, fuel costs and availability, regulatory action, federal and state legislation, interest rates, labor strikes, maintenance and capital expenditures and local economic conditions.